Here Media Inc.
10990 Wilshire Blvd
Penthouse
Los Angeles, CA 90024
VIA EDGAR
May 13, 2009
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, DC 20549
Attention: David L. Orlic, Special Counsel
Re: Here Media Inc. Registration Statement on Form S-4 (File No. 333-156726)
Ladies and Gentlemen:
     On behalf of Here Media Inc. (the “Registrant”), the undersigned hereby requests that, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the Securities and Exchange Commission (the “Commission”) take such action as is necessary to declare the above referenced Registration Statement effective by 3:00 p.m. (Eastern time) on May 14, 2009 or as soon as practicable thereafter.
     In connection with the foregoing request for acceleration of the above-referenced Registration Statement, the Registrant hereby represents and acknowledges the following:
•	the Registrant is aware of its obligations under the Act;
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, HERE MEDIA INC.
By:	/s/ Paul A. Colichman
Paul A. Colichman
Chief Executive Officer and President